FILED BY COREBRIDGE FINANCIAL, INC.
COMMISSION FILE NO.: 001-41504
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: COREBRIDGE FINANCIAL, INC. AND EQUITABLE HOLDINGS, INC.

Corebridge Financial, Inc. NYSE:CRBG

FQ3 2026 Earnings Call Transcripts

Tuesday, November 3, 2026 2:00 PM GMT

Contents

Table of Contents

Call Participants	..................................................................................	3
Presentation	..................................................................................	4
Question and Answer	..................................................................................	9

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
Call Participants

EXECUTIVES

Christopher Peter Filiaggi
Interim CFO & Chief Accounting Officer

Isil Muderrisoglu
Head of Investor & Rating Agency
Relations

Lisa Michele Longino
Executive VP & Chief Investment
Officer

Marc M. Costantini
President, CEO & Director

ANALYSTS

Jack Matten
BMO Capital Markets Equity Research	Wesley Collin Carmichael
Wells Fargo Securities, LLC, Research
Joel Robert Hurwitz	Division
Dowling & Partners Securities, LLC

Michael Augustus Ward
UBS Investment Bank, Research
Division

Ryan Joel Krueger
Keefe, Bruyette, & Woods, Inc.,
Research Division

Suneet Laxman L. Kamath
Jefferies LLC, Research Division

Taylor Alexander Scott
Barclays Bank PLC, Research Division

Thomas George Gallagher
Evercore ISI Institutional Equities,
Research Division

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
Presentation

Operator

Hello, everyone. Thank you for joining us, and welcome to the Corebridge Financial, Inc. Third Quarter 2026 Earnings Call. [Operator Instructions] I will now hand the conference over to Isil Muderrisoglu, Head of Investor and Leading Agency Relations. Please go ahead.

Isil Muderrisoglu
Head of Investor & Rating Agency Relations

Good morning, everyone, and welcome to Corebridge Financial's earnings update for the third quarter of 2026. Joining me on the call are Marc Costantini, President and Chief Executive Officer; Chris Filiaggi, our Interim Chief Financial Officer and Chief Accounting Officer; and Lisa Longino, our Chief Investment Officer. We will begin with prepared remarks by Mark and Chris, and then we will take your questions.

Today's comments may contain forward-looking statements, which are subject to risks and uncertainties. These statements are not guarantees of future performance or events and are based upon management's current expectations and assumptions. Corebridge's filings with the SEC provide details on important factors that may cause actual results or events to differ materially from those expressed or implied by such forward-looking statements. Except as required by the applicable securities laws.

Corebridge is under no obligation to update any forward-looking statements as circumstances or management's estimates or opinions should change and you are cautioned to not place undue reliance on any forward-looking statements. Additionally, today's remarks may refer to non-GAAP financial measures. The reconciliation of such measures to the most comparable GAAP figures is included in our earnings release, financial supplement and earnings presentation, all of which are available on our website at investor.corebridgefinancial.com.

With that, I would now like to turn the call over to Marc and Chris for their prepared remarks. Marc?

Marc M. Costantini
President, CEO & Director

Thank you, Isil. Good morning, and thank you for joining us. Our results demonstrate the strength of our diversified business model disciplined execution and ability to capitalize on the powerful market trends shaping our industry. Operating earnings per share were $1.22, a 27% increase year-over-year. Adjusted return on average equity was 12.1%, an increase of 180 basis points year-over-year, and we returned $295 million of capital to shareholders in the form of dividends and share repurchases. These results not only reflect strong quarterly execution, but also our ability to generate attractive returns for shareholders.

Our strong performance is occurring against a backdrop of highly favorable trends shaping the retirement and protection industry. The need for retirement income and financial protection continues to grow. Millions of Americans are seeking guidance while preparing for and navigating retirement. At the same time, pension sponsors remain focused on reducing risk while institutional clients continue to [ prioritize ] certainty and stability.

Together, these structural tailwinds are creating attractive opportunities across our businesses and underscore the value of our diversified platform. In individual retirement, the demand for both accumulation and guaranteed income products remains robust. More than 4 million Americans are reaching retirement age each year, many of them without pensions or other income sources to maintain their standard of living. That demand is broad-based across product categories.

Fixed and fixed index annuities continue to benefit from industry demand as customers increasingly seek solutions that provide growth potential and protection. Industry of RILA sales reached approximately $25 billion, a new quarterly record. And year-to- date traditional verbal annuity sales increased 17% year-over-year, supported by favorable equity markets all of which positions the combined company well as a leading provider across product categories.

Importantly, this demand is not dependent on any single product or market environment. Rather, it reflects a growing need for solutions that help individuals accumulate assets, protect savings and generate income in retirement. We believe our broad product portfolio, extensive distribution reach and disciplined approach to pricing position us well to meet those needs.

Our third quarter individual retirement sales were $4.5 billion, up 17% sequentially and our strongest quarter of the year. Based on preliminary LIMRA data, we increased market share in both fixed annuities and RILAs. These strong sales contribute to positive net flows of more than $1 billion, and we expect to see this continued sales momentum through the end of the year. We also launched Progressive trigger a first-of-its-kind index annuity crediting strategy designed to help preserve future growth potential following a down year, illustrating our focus on innovation, ensuring redesign products and features that prioritize customer needs.

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
Our performance reflects our customer-first approach, combining innovative solutions tailored to evolving customer needs with the breadth of our product portfolio and the strength of our distribution network. In Group Retirement, we continue to see strong demand driven by customers' growing need for guidance throughout the retirement journey, creating opportunities across both our Retirement Solutions and Wealth Management businesses. This favorable demand environment contributed to a 12% year-over-year increase in advisory and brokerage assets during the third quarter. We're also simplifying retirement and plan distributions, a source of [ friction ] for participants. Additional processing capabilities for withdrawals are providing customers with easier access to their funds and a more seamless experience. In light, the protection gap remains significant, with 48% of Americans underinsured. Consumer awareness of financial vulnerability is growing and digital tools are making it easier to start the conversation and complete the purchase.

Against that backdrop, we continue to deliver consistent performance, and we believe the growth opportunity in this business is significant. We see meaningful opportunities to expand our distribution footprint through process improvements and technology investments which will be further enhanced by the addition of Equitable's adviser network and VUL product suite.

In institutional markets, the underlying environment remains favorable. Demand for guaranteed investment contracts or GICs remained strong as institutional clients continue to prioritize principal protection, predictable returns and the financial strength of trusted insurance providers. Our GIC program continued to perform exceptionally well, generating $1.5 billion of issuance during the quarter, above our historical average despite tightened market volatile. While the pension risk transfer market has seen softness in jumbo transactions reflecting lower supply amid market volatility, activity in small and midsized plans and full plan terminations have remained comparably resilient.

Our third quarter PRT volume was modest at $156 million, but we remain encouraged by the opportunities ahead. We are working through a very robust pipeline in both the U.S. and the U.K. markets, consistent with our view that activity would be back weighted for the year. We have already been selected as the counterparty for over $1.5 billion in PRT transactions that are expected to close in the fourth quarter.

Across all of our businesses, one team remains consistent. The combination of our product portfolio, broad distribution capabilities and robust balance sheet provides a powerful platform for long-term growth. Just as importantly, it allows us to be disciplined and efficient allocators of capital, directing resources towards the most attractive opportunities to maximize risk-adjusted returns and shareholder value.

Turning to our balance sheet. Our diversified business model remains well positioned for the current interest rate environment. Higher rates are supporting both customer demand and investment returns, creating opportunities across our businesses. During the quarter, our new money yields of 6.1% exceeded portfolio roll-off rates of 5.7%, allowing us to continue capturing attractive trends while maintaining a disciplined approach to risk management. As we've been doing all year, we continue to reduce exposure to select below investment-grade assets where we see an opportunity to derisk without compromising overall returns.

Our investment portfolio continues to perform well with credit experience remaining in line with expectations and approximately 96% of assets rated investment grade. Taken together, these factors support our strong financial position with capital levels remaining above our target ratios and holding company cash continuing to exceed our anticipated needs over the next 12 months.

Earlier, I touched on several initiatives focused on winning with customers, but I can't emphasize this point enough. Customer centricity has become an organizational principle across the entire company at every stage of the customer journey. From developing innovative products to making Corebridge the easiest company to do business with. Another hallmark of this approach is recent thought leadership we sponsored to better understand the financial challenges facing Americans and how they can overcome them.

Our research found that many retirees are so concerned about outliving their savings and that they are reluctant to spend their assets. Yet when they have a plan for generating income and retirement, their confidence increases substantially. Rather than simply highlighting this challenge, we're using these insights to help inform how we develop products, engage with distributors and support customers as they navigate retirement's most important financial decisions. The companies that best understand their customers solve their challenges and deliver great experiences are the companies that create lasting value. That's the standard we're holding ourselves to and it's central to our strategy for long-term growth.

Lastly, all of this reinforces why we remain so excited about our future as the new [indiscernible]. Throughout my remarks today, I've highlighted the powerful trends shaping our industry. growing retirement needs, increasing demand for financial advice, continued demand for protection solutions and institutional clients seeking certainty and stability. The combination of Corebridge and Equitable will further strengthen our ability to capitalize on those opportunities. We continue to make excellent progress towards completing the transaction. We have received all required federal approvals and continue to work through the remaining state and international approvals. We remain actively engaged with the remaining regulators as we work toward a targeted year-end close.

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
At the same time, we are preparing extensively for day 1. Our integration and transformation office continues to advance detailed planning. We selected the members of our new Board and the executive leadership team is working closely to ensure alignment and readiness. The synergies we committed to achieving are already starting to materialize. We've identified over $100 million of run rate expense savings that will be realized in the first half of 2027, placing us well on our way toward our $150 million synergy target for 2027, and we remain confident that we will achieve at least $500 million of expense days on a run rate basis by the end of 2028.

The strategic rationale for the new company remains as compelling as ever. On day 1, we expect to serve approximately 10 million customers and become the leading U.S. life and annuity company by operating earnings. Together, we will offer one of the broadest product portfolios in the industry, an unmatched distribution network built on decades of trusted relationships and complementary insurance, asset management and wealth management capabilities that you can replicate. Combined with our greater scale, these strengths will allow us to serve more customers, operate with a lower unit cost and create a powerful platform for long-term growth and value creation.

We look forward to sharing more at an Investor Day in the second quarter of 2027, where we will outline our strategy and the opportunities we see to accelerate growth and value creation across the combined company.

Before I turn the call over to Chris, I'd like to recognize him for his exceptional leadership as Interim CFO of Corebridge. Chris has been an outstanding partner throughout this period of transformation, and we are fortunate that his expertise will continue to benefit the organization.

With that, I'll turn the call over to Chris to discuss our third quarter results in greater detail.

Christopher Peter Filiaggi
Interim CFO & Chief Accounting Officer

Thank you, Marc. Turning to our consolidated results. Third quarter performance was in line with the expectations we outlined at the start of the year and reflects continued growth across our businesses. We reported adjusted pretax operating income of $677 million, an increase of 4% from the prior year period and operating earnings per share of $1.22, up 27% year-over-year.

Results included variable investment income that exceeded our long-term assumption by $29 million as well as notable items reducing earnings by $107 million. Notable items reflected the modest impact of our annual actuarial assumption review of $99 million and a onetime $8 million adjustment related to group retirement fees. At the total company level, the actuarial assumption update is expected to have a limited impact on the go-forward run rate earnings. The details by business are provided in the appendix to the earnings presentation.

Third quarter variable investment income was above our long-term assumption, reflecting a combination of elevated IPO activity, which is inherently episodic and favorable marks on selected investments. Looking ahead, we expect fourth quarter variable investment income to be above the levels reported in the first half of 2026, but below the strong results we experienced in the third quarter.

Excluding notable items and assuming alternative investment returns at long-term expectations, run rate operating earnings per share was $1.35, representing an increase of 12% from the prior year quarter. Adjusted return on equity was 12.1%. On a run rate basis, it was 13.4%, which is within our long-term target of 12% to 14%, reflecting continued earnings growth and disciplined capital management.

Turning to our sources of income. Total sources of income increased 7% year-over-year. Excluding variable investment income and notable items it increased 2% year-over-year, reflecting the benefits of our balanced business mix and diversified earnings streams. Base spread income was down modestly from the prior year period, primarily reflecting the earn-in of the fourth quarter 2025 Fed rate cuts.

We continue to expect total company base spread income to level off by the end of 2026 as older business rolls off and higher new money yields continue to earn into the portfolio. Importantly, excluding the impact of Fed rate cuts, total company based spreads declined 3 basis points from the prior year quarter reflecting pricing discipline and active portfolio management. Fee income now represents approximately 21% of core sources of earnings. Excluding notable items, fee income increased 7% year-over-year driven by favorable equity markets and continued growth in assets under management and administration.

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
Excluding variable investment income, underwriting margin increased 2% from the prior year period, benefiting from favorable mortality experience. Finally, we continue to invest in our operating capabilities, technology and customer experience initiatives to further enhance the ease of doing business, which resulted in higher operating expenses compared to the prior year period.

Turning to capital. Our balance sheet remains strong. We ended the quarter with $2.2 billion of holding company liquidity well in excess of our expected holding company needs over the next 12 months. This includes $750 million of prefunded debt maturing in April 2027. During the quarter, our insurance subsidiaries distributed $475 million of dividends to the holding company. We returned $295 million to shareholders through both dividends and share repurchases, resulting in a year-to-date payout ratio of approximately 74%, excluding the VA reinsurance proceeds.

As a reminder, we accelerated our planned 2026 share repurchases in the first half of the year, ahead of our merger with Equitable and taking advantage of the attractive share price. Importantly, our insurance companies remain well capitalized with our risk-based capital ratio above our target range. Our diversified platform continues to give us flexibility to allocate capital toward the most attractive risk-adjusted opportunities while also returning excess capital to shareholders.

Next, I'll review a few highlights from some of our businesses, the details of which can be found in the appendix to our earnings presentation. Note that these results exclude the impact of variable investment income and notable items.

Starting with Individual Retirement. Third quarter sales were $4.5 billion, representing a 17% increase sequentially. And with sales growth in both Fixed Annuities and RILA. Net flows remained positive at $1 billion and improved sequentially. We delivered a solid quarter of sales and net flow performance, while results were below the prior year periods, exceptionally high levels, they underscore a disciplined approach to pricing and risk management while continuing to offer competitive solutions that resonate with customers and generate attractive returns. We continue to expect IR base spread income of $2.55 billion for the full year. While the recent increased interest rates will take time to earn into the portfolio, higher reinvestment yields should help moderate spread compression with base spread income expected to level out by year-end 2026 before improving.

Fee income increased 18% year-over-year, reflecting growth in the underlying business. Adjusted pretax operating income was $429 million, down 4% from the prior year period, driven by higher DAC amortization from business growth, higher interest rates and the go-forward impacts from assumption updates. Overall, the quarter reflects the continued benefit of positive net flows, disciplined pricing and sustained demand for annuities positioning us for future earnings growth.

Turning to Group Retirement. The business continues to benefit from the growing demand for retirement solutions and advice as more Americans prepare for and transition to retirement. Fee income increased $10 million or 5% from the prior year period, driven by continued growth in advisory and fee-based assets. Wealth Management sales hit a new record and contributed to more than half of our third quarter sales highlighting the progress we have made in expanding our advice-driven business and meeting customers where they increasingly seek guidance.

Net outflows were $2 billion, improving both sequentially and year-over-year reflecting the absence of any large plan surrenders during the quarter. We do expect an uptick in outflows for the fourth quarter, reflecting seasonality associated with IRS required minimum distributions or RMDs Spread income increased eventually, benefiting from higher new money yields but remained below the prior year period due to expected general account outflows associated with the ongoing demographic shift from accumulation to decumulation.

Adjusted pretax operating income was $142 million, a decrease of 12% from the prior year period. The decline was driven by lower spread income and higher amortization of acquisition costs, partially offset by growth in fee income. As we've discussed previously, the business continues to evolve from a predominantly spread-based earnings model towards a more capital-light fee-based earnings. We believe this shift positions the business to benefit from the increasing demand for retirement products and wealth management solutions, while continuing to generate attractive returns on capital.

Turning to life insurance, sales were $840 million, reflecting continued demand across our distribution and product offerings. Underwriting margin was $329 million, supported by favorable mortality experience in the quarter. Mortality experience has now been favorable for 10 consecutive quarters, reflecting the quality of our portfolio and risk management.

Adjusted pretax operating income was $109 million, flat from the prior year period with the increase in underwriting margin, offset by increased operating expenses. We continue to invest in the future of the business through enhanced underwriting technology, product innovation and distribution capabilities to improve customer experience, drive efficiency and support long-term growth.

Turning to institutional markets. Sales totaled $1.7 billion during the quarter, of which GIC issuances were $1.5 billion, exceeding our historical average, even with the volatile market conditions observed in the second half of the quarter. While pension risk transfer sales were modest at $156 million in the quarter, results were consistent with our expectation that activity would be higher in the second half of the year. We continue to see a robust pipeline across both the U.S. and U.K. markets, supporting our confidence in the outlook for the remainder of the year. While quarterly volumes can fluctuate given the transaction-driven nature of the business, the long-term market opportunity remains compelling.

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
Adjusted pretax operating income was $107 million, an increase of 5% from the prior year period, driven by higher base spread income and favorable underwriting margins. The underlying business fundamentals remain strong with reserves increasing 10% and AUMA growing 5% year-over-year. We remain encouraged by demand across both the GIC and PRT markets and believe our scale, distribution capabilities and disciplined underwriting positions us well to capitalize on these opportunities over time.

Turning to investments. Our portfolio continues to perform well with approximately 96% of assets were the investment grade, positive year-to-date credit migration across corporate bonds and securitized investments, highlight portfolio strength and resilience. Given the recent focus, I want to provide additional transparency into our digital infrastructure exposures and how we approach these investments. We have invested in this sector for many years, and we continue to actively monitor and manage these investments as part of our routine portfolio management. We expanded our technology holdings several years ago, seeing opportunities in securitized debt issued by large data center developers and operators with strong performance histories.

As a result, approximately 95% of our ABS data center exposure supports traditional cloud and broader enterprise applications with only a small portion tied to AI-specific demand. Furthermore, our investments are designed to mature prior to the expiration of the underlying lease arrangements, providing an additional layer of protection.

More recently, we have selectively participated in GPU financing where the structures are shorter in duration and have limited refinancing risk. These securitizations are generally amortized over 5 years or less. Importantly, these assets are expected to remain productive well beyond the amortization period. As with all of our investments, we performed a deep analysis of the credit structure underlying collateral and the fundamental and technical outlook. While the underlying assets have evolved, our investment philosophy has remained unchanged. We apply rigorous underwriting and a disciplined approach to portfolio construction, favoring high- quality assets and issuers strong structures, tangible collateral and shorter duration exposures where we have greater visibility into performance and repayment. Importantly, approximately $3.4 billion of our overall digital infrastructure investment portfolio, is expected to roll off over the next 3 years, consistent with our shorter duration approach.

Overall, the portfolio remains well positioned, diversified and appropriately aligned with our liability profile supporting the strength of our balance sheet and earnings profile.

In closing, our third quarter results reflect the resilience of our diversified business and the strength of the underlying fundamentals across our franchise. We continue to execute against our strategic priorities, maintain a strong balance sheet, allocate capital with discipline and invest in opportunities that create long-term value for shareholders. We remain confident in our outlook for the remainder of 2026 and believe the combination of our stand-alone momentum and the transformative benefits of the Equitable merger positions us to generate attractive returns for shareholders going forward.

With that, I'll turn the call back to Isil.

Isil Muderrisoglu
Head of Investor & Rating Agency Relations

Thank you, Chris. As a reminder, please limit yourself to 1 question and 1 follow-up. Operator, we are now ready to begin the Q&A portion of the call.

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
Question and Answer

Operator

[Operator Instructions] Your first question comes from the line of Alex Scott with Barclays.

Taylor Alexander Scott
Barclays Bank PLC, Research Division

To start with just asking about the impact of higher interest rates. Maybe you could comment on what that will mean to the base spreads in individual retirement and group retirement.

Christopher Peter Filiaggi
Interim CFO & Chief Accounting Officer

Yes, happy to unpack that for you. So for individual retirement on a base spread income basis, I want to reiterate our current guide to $2.55 billion for 2026. And our expectation that spreads bottomed out by the end of the year for 2026. You saw some single-digit compression this quarter in Individual Retirement. We would expect that to continue marginally into the fourth quarter. When we think about the rate hike. So remember, the rate hike that would have occurred in September, that's really going to have no impact on the third quarter results. That's really going to start to earn into the fourth quarter.

So you can assume about half of that [ rate ] impact is going to earn into the fourth quarter, assuming another [ rate ] hike in December, that's also not really going to have any meaningful impact on the 2026 results. That's really going to be a tailwind heading into the 2027 results. I know we're focused specifically on the net spreads where we do see a single-digit compression. But if you also look at our base yields and what the assets have done sequentially, you do see big fields in our assets also increasing as we're taking advantage of the higher rate environment and repositioning the portfolio without taking on incremental rate and not giving a yield.

So we will continue to take advantage of that.

Taylor Alexander Scott
Barclays Bank PLC, Research Division

And as a follow-up, I guess, along the same lines on interest rate exposure, but related more to surrenders and flows. What kind of impact are you seeing there? What kind of changes in behavior, if any, and then maybe a comment on the related DAC impact that was called out. And is that a dynamic assumption? Do we need to consider if rates continue to go up, would that continue to increase?

Marc M. Costantini
President, CEO & Director

Yes. Alex, it's Marc. I'll start, and I'll pass it to Chris to give you further detail on the that question. So in terms of -- obviously, as the rates increase, and we do expect obviously the velocity of surrenders to accelerate by natural once you read the end of the surrender charge period and all that, we do see some activity there. But as you saw in our results in Q3 we have some pretty solid net flows at over $1 billion, and we had some very solid, I would say, termination activity in terms of the rate.

So -- and we do see our portfolio though behaving as we expected through the cycle, which typically when rates increase, you see a bit more surrenders and we would guide to that as we move forward, assuming all other things being equal to the market, and I'll pass it to Chris to give you details on the that.

Christopher Peter Filiaggi
Interim CFO & Chief Accounting Officer

Yes. So let me spend a couple of minutes just unpacking the DAC amortization for you will happen during the quarter. So first, we would have had our actuarial [indiscernible] in the quarter. So that would have resulted in some updates to our lapse assumption for individual retirement. So that's going to result in a $9 million run rate increase in the DAC. That's already in the 3Q results.

Second, our business continues to grow. So that growth in the business is going to result in a natural increase in the DAC balance and then the related amortization, right? So I kind of view that as good DAC, right? Growth tends to be an additional $2 million to $4 million of DAC amortization third quarter. Third, as we think about the macro conditions that were specifically in play during the quarter, you do have rates are rising. And so what that's going to do from a DAC perspective is that is going to create an expectation of higher future surrenders, not necessarily current period, right, an expectation.

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
So just to give you some market data points, right? So the 10-year was at 529 as of September 30 compared to 446 at June 30. So you have that large movement [indiscernible] rates occurring over the course of the year, right, that's going to result in higher DAC to September 30, the 10-year has come down a bit, right? And so when I think about the fourth quarter and how I would think about it, you're not going to point you to higher DAC relative to Q2, but likely not as high as 3Q barring significant rate increases. The other thing that I would remind you, when you think about the DAC, remember, that's a noncash item, so it's not going to impact the cash generation ability of our insurance companies.

Operator

Your next question comes from the line of Tom Gallagher with Evercore ISI.

Thomas George Gallagher
Evercore ISI Institutional Equities, Research Division

Marc, I think you mentioned being constructive on IR sales and flow momentum into Q4. But can you talk a little bit about what you're seeing broadly across the different products? I guess, fixed annuities were up a lot. FIAs were soft. RILO was strong and lapses were low in the quarter. So there's a lot of moving parts there. But what are you really seeing? And are you seeing any disruptive effects in the market from the Mark Walter Delaware Life situation, lot of things to throw out to you, but I just want to get kind of a broader view on what you see happening in that business.

Marc M. Costantini
President, CEO & Director

Thank you, Tom. So Yes, I'll start maybe high level and then give you a bit of detail on the product level. So when we came into Q3 on this call in Q2, we said we were seeing some positive momentum in our individual retirement business, our annuity business. And obviously, that materialized as you saw in the actual results. And obviously, the net flows as well clipping above $1 billion. I would say we continue to see positive momentum into Q4. And I would share that we had a very robust October in our annuity business.

So I would expect the net flows in Q4 to be well above the $1 billion level as well based on what we're seeing early in Q4. And to break it down by product, like one of the things that we pride ourselves in, obviously, given the depth and breadth of the portfolio is the allocation in the different product suites as we see the various obviously, competitive pressures and tension in the market. And that includes in all the territories we're operating, including New York, which is more effective. So -- and we did see, as you mentioned, some more robust fixed annuity sales and less so on fixed index annuity. But I would tell you, like in my remarks, I mentioned we introduced a new feature on an indexed annuity, and we think it's going to is going to help us obviously differentiate ourselves in the marketplace and as well as I said, for our Q4 flows.

In terms of the broader effect given some of the attention that some of the companies you mentioned are getting, we're trying to track carefully to see what it does. There are flows and what as our business, and it's it's nuanced because some distributors obviously have taken action and then that helps everybody else that's on the shelf and you see perhaps some some, I would say, transfers and 35 exchange, but we haven't seen it materially affect, let's say, the volumes that we're reporting at this point. But there is logically going to be a movement to quality manufacturers.

And obviously, we definitely see ourselves in that category. So...

Thomas George Gallagher
Evercore ISI Institutional Equities, Research Division

My follow-up is just on the AI and other technology-related debt disclosure. So it's 3.5% all into the general account. And I guess I can appreciate why this matters to the market more broadly from a CapEx build-out tax cycle standpoint. But curious, how are you approaching that? Is that now in a risk surveillance bucket that you think creates more uncertainty? Or is or you're fine with it, you don't really view it that way. I know why anyway, it's interesting that when you look at some of it is very highly rated.

So it doesn't exactly seem to go in a risk bucket and then also, do you have a limit, like 3.5%, do you have a cap of how big you want that to get?

Marc M. Costantini
President, CEO & Director

Yes. Thank you, Tom. It's Marc here. I'll give you kind of some perspective from where I sit. And then we have Lisa here obviously, and I'll have her provide you some context in the details. So obviously, given the attention that this space is getting, we saw it warranted to provide a lot of transparency in our portfolio. And I'm sure as you're sensing in your comments here, when you look at our portfolio, it's like over 98% investment grade or in that [Indiscernible] obviously, we've got some unsecured debt, but these are the high-quality companies. And the things that are on the structures are getting a lot of the attention $3.4 billion is basically rolling off over the next couple of years, and this is the $6 billion or so the weighted average life is less than 5 years.

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
So -- and as I just mentioned, the majority of it is all investment grade. So it's not something we were. And the last thing I'll say is 2 things. The first one is that, as you'll see here in Lisa's comments and a second, I'm sure she'll -- and for, obviously, the length of time we've been active in this space, right? And there's -- we've had a lot of vintages of investments in this space and we our expertise and our ability to manage it. And you're broader, like do we put this in a risk bank and how do we view it? We are not taking any additional risk. We're sticking to our -- basically our risk guidelines here, and you'll hear more about that from Lisa, but -- and it is a category we track as we track all categories across all our asset classes and our credit exposures.

So Lisa?

Lisa Michele Longino
Executive VP & Chief Investment Officer

Thanks, Tom. As Marc mentioned, we wanted to give you a full view of just related digital infrastructure. And it does include also our noninsulated accounts as well as our commercial mortgage loan exposure as well. So in the slide, Marc's already talked about comms 1 and 4, which are really just public senior unsecured debt. But if you look at 2 and 3, and I'll focus on that because it talks about our strategy, this represents our secured holdings in data centers and chip leases and we really view that digital portfolio characterized really as investment grade, contractual infrastructure credit rather than a directional bet on AI adoption.

We really have always had a strong bias for short duration, high-quality amortizing paper with credit enhancements where we have better transparency on the underlying collateral value. And so we really focus on strong hyperscale counterparties, amortizing structures, tangible collateral and debt maturities. And Mark mentioned the $3.4 billion of roll-off really comes out of these categories 2 and 3. And then also, I would just say exposure is not synonymous with AI. We have been in this sector for some time. And really, if you look at the private ABS book that we have that's in these 2 categories, 95% is traditional infrastructure, so there's not related functions. It's really cloud storage, business enterprise applications, content delivery and business continuity. And even in our CML that are included here, there is just a very immaterial amount related to AI. Everything else is more to the enterprise. And then everything we will look at here has to have strong structural protections.

So we have limited refinancing dependence. And you mentioned we do have internal limits or guardrails, both at the issuer level but also at the sector, we will look at any sector, whether it could be this or banking or energy, and we will decide how much we want to own based on our views of the fundamentals and what we may see for an outlook. So we're very pragmatic, very deliberate. And then right now, in this sector, supply and demand for capital is so great the lending is really highly skewed to the lender's favors, which provides opportunities because it allows structure and excess spread as well as very protective covenants that you really don't see in other sectors.

So we feel like we are getting close to full, but we'll continue to have a high bar to assess future opportunities as they may arise.

Operator

Your next question comes from the line of Ryan Krueger with KBW.

Ryan Joel Krueger
Keefe, Bruyette, & Woods, Inc., Research Division

My first question was on the opportunity to be bigger in institutional markets following the merger. Do you see that as mostly related to increasing your GIC and funding agreement issuance or is it broader than that and includes PRT and other sorts of institutional products as well?

Marc M. Costantini
President, CEO & Director

Yes. Ryan, it's Marc. Thanks for the question. So the punchline is, yes, we do expect to be bigger in institutional markets. And I think the combined balance sheet of the new equal will allow us to get bigger I think we still have a lot of room to grow in the funding we're in GIC business, as you mentioned. And I think we have a lot of room to grow in the PRT business as well. And the sheer size of the combined company will give us access to PRT cases that otherwise would not be available to Equitable or Corebridge stand-alone. So -- and as you mentioned -- as I mentioned in our -- in my remarks, -- in Q4, we already obviously got a $1.5 billion case that we expect will close later this quarter. And we still see a very vibrant pipeline in the institutional markets, PRT space in the quarter along with the fact that we do expect our GIC business to be robust in Q4.

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
So I would say IM is one of our business lines that we would expect to grow a fair bit coming out of the merger with Equitable.

Ryan Joel Krueger
Keefe, Bruyette, & Woods, Inc., Research Division

And then on the Japan opportunity with a partner with Nippon on the retail annuity market there, how far along would you say you're at at this point on developing that and when you think we could potentially see a launch of the partnership.

Marc M. Costantini
President, CEO & Director

Yes. Thank you. So Nippon obviously, is a very important anchor strategic investor in our firm as as you all know, they've been buying up their shares in Corebridge to make sure that when we close later this year, hopefully, that they are above the 15% threshold that they are seeking. Tied to that, to your point, we've been having a lot of active discussions with them in terms of are there commercial products that we could help them manufacture for the -- in the Japanese market. And obviously, utilizing their great brand and distribution. And we are still cautiously optimistic that we will be able to do that. And we do see opportunities in that market and the solutions we have across the depth and breadth of our product portfolio, and that will include the new Equitable here when I say that as well, is still something that we would like to actively pursue and the only reality I would add to this is that if we do come to an agreement on the product and we decide to do something with Nippon in their local market.

At this point, based on the regulatory process and review in Japan and obviously, the operational kind of infrastructure needed to introduce some of these products like it would be kind of a 2028 thing, but we would obviously shared with all of you once we've agreed to do something and the timelines and the type of products and where it could lead us. So that's why. That's how I answered that one.

Operator

Your next question comes from the line of Suneet Kamath with Jefferies.

Suneet Laxman L. Kamath
Jefferies LLC, Research Division

A couple on the transaction. One, we've been getting quite a few questions on revenue synergies, and I appreciate the work you've done on the cost side with the additional disclosure of the $100 million that you feel good about, that's good to see. But we haven't really heard anything number wise on the revenue side. So maybe can you just give us an update on how you're feeling about that and maybe some of the opportunities that you see.

Marc M. Costantini
President, CEO & Director

Yes, thanks for your question. I appreciate it. So you are correct that we've guided more details on the expense synergies and as has well been documented, the $500 million run rate entering at the end of '28. And as well, as I has been mentioned in my remarks that we've already identified over $100 million towards that goal.

So we feel quite good about that. In tandem with this, I guess, we are working very actively on the revenue synergies. And we are preparing for, obviously, an Investor Day in Q2, where we will share a lot of the details. Now I will mentioned that we have guided to $100 billion of assets moving from the corporate balance sheet to AllianceBernstein, which would give you color on and we're actively working on that transition that will start once we close later this year. But talk to that, I mean, I'll mention some of the things that are going to -- are in the pipeline and we're actively working, right? Accrual advisers, obviously, as Robin and I have been mentioning they do sell a fair bit of fixed annuity and fixed index annuity, and we are looking to introduce obviously, the corporate suite of products into that channel as early as possible post close. And they have a very robust VOL offering that was on our design table at coverage that we would look to introduce across our channels in 2 along with, obviously, harvesting some of the AllianceBernstein opportunity across some of our [indiscernible] platforms and otherwise would be part of the -- these revenue synergies, which will give more color. But we do agree that there's a lot of upside. And this is a growth oriented kind of merger and growth and the synergies that we're discussing here will be a big part of the value proposition that we will share with you when we do Investor Day.

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
Suneet Laxman L. Kamath
Jefferies LLC, Research Division

Got it. I thought you might say what we put out yesterday was spot on, but I guess you didn't want to go there.

My second question...

Marc M. Costantini
President, CEO & Director

We appreciate what you put out there. That's for sure. And we'll give you more color on the actual facts as the time goes on.

Suneet Laxman L. Kamath
Jefferies LLC, Research Division

Fair enough. We can to [indiscernible]. Very good. My second question was just on something that's been, I guess, in the press or in the media related to permitted practices. There is some concern that maybe the 2 companies, different permitted practices could create some issues around timing of close or if things are allowed post merger. Just wanted to get a sense of -- or at least give you the opportunity to sort of discuss that because it was sort of cited by some folks in the market, and we have been getting some questions on that.

Marc M. Costantini
President, CEO & Director

Yes. Okay. Thank you, I appreciate the question. So I will say that in my remarks, I mentioned that -- we secured all the federal support for the transaction. We've had a very engaged process with all the states, and I would say we're making very good progress there. We're not giving specifics because we want to respect kind of the process with the states. And -- but I would tell you that all of the dialogue we're having with the states is very constructive and we continue to guide to year-end as they're close. And I prefer not to give specifics, but I would tell you that what you're inferring there is not the case. When we look at the transaction and the discussions we have with our respective regulators, I know what you're referring to, and I would say that is not true.

Operator

Your next question comes from the line of Joel Hurwitz with Dowling and Partners.

Joel Robert Hurwitz
Dowling & Partners Securities, LLC

Just wanted to follow up on the question on institutional markets growth post-merger. And specifically, PRT, historically, Corebridge has been focused on full plan terminations with some specialized capabilities. I guess post merger, do you expect to expand outside of that space in pension risk transfer?

Marc M. Costantini
President, CEO & Director

Yes. Joel, thanks for the question. And Marc here again. So I'll say just to make sure we level said we're very active in the space you're saying across that dimension, both here in the U.S. and in the U.K., right, through our reinsurance activities there. And -- so -- and that will continue to be much -- very much the case. And we do quote and look at all the cases. We do find that like our specialty and our knowledge and understanding some of the behavioral attributes positions as well and some of the applications. I think the merger will give us greater access to larger cases, right? Where you get into a different lens of the fiduciary funnel. Right? with the combined company and the size and scale and scope of it. So -- and I think that's where we see the growth coming from that business versus anything else.

Joel Robert Hurwitz
Dowling & Partners Securities, LLC

Got you. That's helpful. And then just back to surrender. So in the quarter, the rate was really good down over 100 basis points quarter-over-quarter. I know you talked about the expectation that higher rates will drive higher surrenders. But are you actually seeing that at this point? And just any more color on how surrenders are tracking versus your internal expectations?

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
Marc M. Costantini
President, CEO & Director

Yes. So thank you, Joel. So I would say that overall -- and I'll go back to the fact that we wrote a fair bit of business 4, 5, 6 years ago, and I think we had guided to the fact that we're going to see some velocity of surrenders as that business comes out of the surrender charge brand we would expect that, and that's why we guided that. Having said so, there will be some volatility from quarter-to- quarter in our termination rates. And as you're highlighting here, we had a more favorable quarter in Q3. And I think we're -- as I mentioned, maybe in a prior question, we do see our net flows being very robust in Q4 as well, which speaks to the -- obviously, the top line activity as well, but we don't see anything out of the ordinary happening and as Chris, I'll pass it on to him to give some further detail, but he did mention in terms of the DAC question, whether how we're dealing with the surrenders and the assumptions there.

Christopher Peter Filiaggi
Interim CFO & Chief Accounting Officer

Yes. But I think -- it's Chris. I think that's a good summary. So while rates out may necessarily mean more surrenders, that plays out over time. Remember, for our products, there are surrender charges that are in place, so that does impact consumer behavior. Don't necessarily go into surrender the policy while you're in the surrender charge period. And so I think importantly, what Marc mentioned, while there may be an uptick in surrenders over time, the environment for individual retirement is still very attractive. And so you are going to see higher sales and higher flows over time as well.

Operator

Your next question comes from the line of Wes Carmichael with Wells Fargo.

Wesley Collin Carmichael
Wells Fargo Securities, LLC, Research Division

I just kind of wanted to follow up on the last question. But Mark, your comments around the fourth quarter Individual Retirement sales being pretty robust and net flow is likely above $1 billion. Just wanted to unpack that a bit more. What products are you seeing strengthen early in the fourth quarter? And where are you seeing the best new marginal returns?

Marc M. Costantini
President, CEO & Director

Yes. So thank you, Wes. So I would say that entering Q4, I would say all of our product lines were performing well. I will note that our RILE sales are very close to clipping the $1 billion market. That continues to be something that we're penetrating in that market. And obviously, it's not lost on us the dominant position that Equitable has there, which is going to bode well with what I just mentioned here. But we -- and as I mentioned in my remarks, we did introduce a new fixed index annuity, and we do see some positive tailwinds side to that and our fixed annuity was entering Q4 in a good stead.

So I mean there's 60 days left. So we'll see how that happened. What happens there, and we're not immune to obviously the competitive backs and forths the takeaway would be that we will pivot and allocate our capital where we think we're going to service the best while meeting obviously the client needs and making sure our solutions meet the clients where they need to. So that's how I'd say I position at this point for Q4.

Wesley Collin Carmichael
Wells Fargo Securities, LLC, Research Division

Got it. And just had maybe 1 more on individual retirement competition, but I think there's a competitor call that ongoing right now and they're talking about the NAIC taking a pretty swift action approach against reinsurance arbitrage for nonreciprocal jurisdictions. So I guess that would include Cayman. But how are you guys thinking about that? Is there more market share opportunity if the regulator does take some meaningful action or just how you think about that generally?

Marc M. Costantini
President, CEO & Director

Yes. So without the knowledge of that other call and what's being discussed, I guess, I would tell you maybe from where we sit, we have an affiliate in Bermuda. We have about 10% of our business that flows to Bermuda. And I guess from higher level, I feel that the regulatory process and the movement of the NAIC, I think is -- it makes a lot of sense and the attention that some jurisdictions are getting I think, makes sense. And I think what we all want is a fair and equitable regulatory process that applies to all in the same way. And I think that's probably the sentiment that's being a [indiscernible] the other call, and I would support that sentiment as well in terms of how we deal with these various jurisdictions. And then we make sure that, as I said, the [ RILA ] processes is vibrant and fair and equitable for all manufacturers.

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
So what that means for sales and flows, I think it remains to be seen. But I will again mention what I said earlier that any attention to this typically drives people to focus on quality, and we think that will benefit coverage and the new Equitable.

Operator

Your next question comes from the line of Mike Ward with UBS.

Michael Augustus Ward
UBS Investment Bank, Research Division

Just curious about the alternatives book solid result, I think, in 3Q relative to what you expected. But aside from the PE and the IPO dynamic, are there offsetting dynamics offsetting revaluations coming through just driven by the higher rate environment pressuring asset values or anything we should be thinking about?

Marc M. Costantini
President, CEO & Director

Mike, it's Marc. Maybe I'll give a high-level view of how I and we see as, right? We think [indiscernible] is a great asset category to defease long-term liabilities, right? When you get down duration 20-plus, it's hard to get the appropriate credit exposure and all that. And naturally as we would as savers ourselves, if you have that type of outlook also in equities are are the right asset. And that's why we have exposure to that. I will mention that our exposure role is less than 2.5% of our balance sheet, and that marries to the term of the liabilities we have that fits in the category I just described. And by nature of the investor -- the investment and the accounting for the investment on a GAAP basis, it will be volatile from period to period, and that's what we are seeing, obviously, in our results. And as well, a lot of the assets, if not all, and I'll ask Chris to correct me if I'm mistaken, it's all fair value on our balance sheet.

So the real estate, the PE and all of these are fair value, where that's not necessarily the case depending on the structures and how they're held across all the players in the industry. So for us, there's more volatility to the fact that were marked every quarter. So with that backdrop, I'll hand it to Chris and Lisa to add comments.

Lisa Michele Longino
Executive VP & Chief Investment Officer

Mike, it's Lisa. Thanks for the question. I would just add, really, what drove performance this quarter was IPOs and Chris had talked about the outlook for fourth quarter, just based on our historical view of IPOs and how they trade afterwards when we're still locked into those investments. So it's too early to really change our view for fourth quarter. As far as the rest of the alternatives book, it also incorporates a small amount of hedge funds, which is just about rolled down, but also real estate equity funds, which are mark-to- market quarterly on a lag.

So there -- if rates are higher, there could be some impact there. But again, still too early to comment on.

Christopher Peter Filiaggi
Interim CFO & Chief Accounting Officer

Yes. I think that's a good summary. Just to reiterate the guidance here. So for the full year, the BII expectations were around 1% to 2% for the full year specific for the fourth quarter, we're reiterating the 1% to 2% guide. But given some of the comments you just heard from Marc and Lisa, our expectation we'd be closer to the higher end of that guide. I thought there could be some overhang from the IPOs.

Operator

Your final question comes from the line of Jack Madden with BMO.

Jack Matten
BMO Capital Markets Equity Research

The first one I had is on group retirement. It looks like you're seeing the strategic benefits of the shift towards wealth management and fee-based earnings. I'm wondering how we should think about the timing of the earnings inflection from that shift? And when would you expect to see fee-based growth more than offset the moderation in spread earnings?

COREBRIDGE FINANCIAL, INC. FQ3 2026 EARNINGS CALL
Marc M. Costantini
President, CEO & Director

Yes. So the way that I would think about it, I think the mix shift has been very successful from a group retirement perspective, at this point, the fee income makes up over 60% of the earnings of the Group Retirement business. Maybe the other item I would note not this quarter, from a sales perspective, this was also our best out-of-plan sales period as well with out of plan sales contributing over get percent of the sales volume for group retirement.

So a lot of the initiatives you've heard us talk about before and strengthening and improving our wealth management business. The effect of that is taking hold and you see that manifest in itself in our results, and I think we're on the right trajectory for repretirement.

Jack Matten
BMO Capital Markets Equity Research

That's helpful. And then just 1 follow-up on surrender activity, how are you thinking about the trade-off between raising credited rates to defend persistency versus allowing more of that business to lapse and then recycling capital into new business at potentially more attractive returns.

Marc M. Costantini
President, CEO & Director

Yes. It's Marc here, Jack. Thank you. So I would say what you're asking there about is the intersection of how we manage the business, right? And I think this is where the experience that we have 2 various cycles of managing our in-force block and managing their reset activity to optimize our customer value, right? And let's not forget, we're here to service the customer and ensure that they can retire with dignity confidence, and we provide the solutions to it. But factoring that in and then factoring the economics and the cost of capital is how we have that dynamic ratio. And when we mentioned the roll off in investment of 6.1% versus [indiscernible].7% some of that is going to end up in the reset rates for our customers, right? And it's that balance of obviously sustaining the book and generating some profit spread income versus obviously, clipping a pace where it's too much and then you take the surrender over it.

And that's the dynamic kind of process that we follow. And I think we are quite comfortable with the process we have, and we're quite pleased with how the business has performed to both interest rates when interest rates have contracted and when interest rates are expanding, we've got, obviously, experience in managing our portfolio under both scenarios.

Operator

There are no further questions at this time. This concludes today's call. Thank you for attending. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Information

This press release includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “forecasts,” “intends,” “targets,” “plans,” “estimates,” “anticipates,” “goals,” “guidance,” “formidable,” “preliminary,” “objective,” “continue,” “drive,” “improve,” “superior,” “robust,” “positioned,” “resilient,” “vision,” “potential,” “immediate,” and similar expressions or the negative of those expressions or verbs. We caution you that forward-looking statements are not guarantees of future performance or outcomes. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, which may by their nature be inherently uncertain, and some of which may be outside our control. These statements include, but are not limited to, statements about the potential repurchases of shares of common stock, the expected timing and completion of the proposed transaction between Corebridge Financial, Inc. (“Corebridge”) and Equitable Holdings, Inc. (“Equitable Holdings”) (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies and projected cost savings, and plans and expectations for Corebridge, Equitable Holdings or their new parent company after completion of the Proposed Transaction.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors include, among others, the ability to repurchase shares (if either Corebridge or Equitable Holdings decides to do so) within the expected timing or at all; the ability to complete the Proposed Transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stock exchange, regulatory, governmental or other approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the Proposed Transaction, including estimated run-rate expense synergies and projected cost savings at the times, and to the extent, anticipated, as well as expected operating earnings and cashflow generation; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the merger agreement; the potential impact of the announcement or consummation of the Proposed Transaction on Corebridge or Equitable Holdings’ stock price and on their respective business, contractual and operational relationships (including with regulatory bodies, employees, suppliers, clients and competitors); risks related to business disruptions from the Proposed Transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the parties’ ability to raise debt on favorable terms or at all; the outcome of any legal proceedings that may be instituted against Corebridge, Equitable, their new parent company or their respective directors; restrictions on the conduct of Corebridge and Equitable Holdings’ respective businesses prior to the closing of the Proposed Transaction and on each of their ability to pursue alternatives to the Proposed Transaction; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the deterioration of economic conditions; geopolitical tensions; the potential impact of a downgrade in Corebridge or Equitable Holdings’ Insurer Financial Strength ratings or credit ratings of the new parent company of Corebridge and Equitable Holdings following completion of the Proposed Transaction; other factors that may affect future results of Corebridge and Equitable Holdings; and management’s response to any of the aforementioned factors.

The foregoing list of factors is not exhaustive. You should carefully consider these factors and the other risks and uncertainties described in the “Risk Factors” section of the new parent company’s Registration Statement on Form S-4 and other documents filed or furnished by Corebridge and Equitable Holdings from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K for the year ended December 31, 2025 and Quarterly Reports on Form 10-Q. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Corebridge nor Equitable Holdings presently know or that Corebridge and Equitable Holdings currently believe are immaterial that could also cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Corebridge and Equitable Holdings’ expectations, plans or forecasts of future events and views as of the date of this press release. Corebridge and Equitable Holdings anticipate that subsequent events and developments will cause Corebridge and Equitable Holdings’ assessments to change. While Corebridge and Equitable Holdings may elect to update these forward-looking statements at some point in the future, Corebridge and Equitable Holdings specifically disclaim any obligation to do so, unless required by applicable law. Neither Corebridge nor Equitable Holdings gives any assurance that Corebridge, Equitable Holdings or their new parent company will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.